UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2005

CHINA FINANCE ONLINE CO. LIMITED

(Translation of registrant’s name into English)

Room 610B, 6/ F Ping’an Mansion
No. 23 Financial Street
Xicheng District, Beijing 100032
China
(86-10) 6621-0425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 2g3-2(b): 82-________.

CHINA FINANCE ONLINE CO. LIMITED

Form 6-K

Table of Content

PAGE
Signature	Page 3

The results of China Finance Online 2005 Annual General Meeting	Page 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA FINANCE ONLINE CO. LIMITED
By:	/s/ Sam Qian
	Name:	Sam Qian
	Title:	President and Chief Financial Officer

Date: June 17, 2005

China Finance Online’s 2005 annual General meeting as a publicly traded company was held in Beijing at 10:00 am (Beijing time) on June 12, 2005

Meeting address: 610B, 6/F Ping’an Mansion, No. 23 Financial Street, Beijing, 100032, PRC

At this annual general meeting of shareholders, five proposals have been submitted. The Results of this Meeting are as follows:

Mr. Hugo Shong and Mr. Ling Wang were re-elected as directors for the ensuing two years and until his successors are elected and duly qualified;

Our shareholders approved the appointment of Deloitte Touche Tohmatsu CPA Ltd. to be our independent auditors for a term ending on the date of our next annual general meeting to be held in 2006 and authorized the board of directors to determine their remuneration;

Our shareholders approved the audited consolidated financial statements for the fiscal year ending or as of December 31, 2004 together with the Reports of the Directors and the Auditors;

Our shareholders authorized the board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine, without any further action by the shareholders;

Our shareholders approved to change our Chinese name from to , a more precise translation of our English name. The English name of the Company shall remain unchanged.

About China Finance Online Co. Limited

China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its website, www.jrj.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Highlights section and quotations from management in this press release, as well as China Finance Online’s strategic and operational plans, contain forward looking statements. China Finance Online may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Finance Online’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, China Finance Online’s historical losses, its limited operating history, declines or disruptions in the online financial industry, the recurrence of SARS, China Finance Online’s reliance on relationships with Chinese stock exchanges and raw data providers, fluctuations in quarterly operating results, failure to successfully compete against new and existing competitors, and other risks outlined in China Finance Online’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information please contact:

Jing Wu
China Finance Online Co. Limited
Tel: (+86-10) 6621-0425
Email: ir@jrj.com